Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

SEC File No.: 000-50855

Date: August 11, 2014

AUXILIUM PHARMACEUTICALS, INC. APPOINTS ANDREW SAIK

CHIEF FINANCIAL OFFICER

CHESTERBROOK, Pa., August 11, 2014 — Auxilium Pharmaceuticals, Inc. (NASDAQ: AUXL), a fully integrated specialty biopharmaceutical company, announced that Andrew Saik will be appointed Chief Financial Officer, effective August 18, 2014. Mr. Saik will be responsible for all financial and information technology activities and relationships and will play a critical leadership role in executing Auxilium’s diversification and growth strategy.

“Andrew brings nearly 20 years of hands-on experience, including shaping financial strategy, leading successful M&A transactions, integrating global company and product acquisitions and cash management that has helped add significantly to shareholder value,” said Adrian Adams, Chief Executive Officer and President of Auxilium. “We believe his broad global business expertise, which also encompasses manufacturing and supply, R&D and managed care, is closely aligned with our corporate strategy and will bring additional depth and breadth to Auxilium’s executive leadership team.. I am very much looking forward to working with him as we continue to pursue the planned growth and corporate evolution of Auxilium.”

Mr. Saik was most recently Senior Vice President, Finance and Treasurer at Endo Health Solutions, where he was responsible for internal and external reporting, global consolidations of M&A transactions, cash management, debt financing and risk management. During his tenure at Endo, he helped complete the $1.6 billion acquisition of Paladin Labs and refinance $3 billion in debt in a new corporate structure. Prior to Endo, Mr. Saik served in senior financial management roles with progressive responsibility at Valeant Pharmaceuticals International, most recently as its Senior Vice President, Finance. In this post, he served as the overall finance lead for the acquisition and integration of the Johnson & Johnson and Sanofi-Aventis dermatology business units in the U.S. and Canada, enabling Valeant to build the largest dermatology business in North America. Previously at Valeant, he was Chief Financial Officer of the $1.5 billion Specialty Pharmaceuticals Division which included the U.S., Canada and Australia. Earlier in his career, Mr. Saik was a finance manager and analyst at Nexgenix, Inc. and the Atlantic Richfield Corporation. He holds a Master of Business Administration from the University of Southern California and a Bachelor of Arts from the University of California, Los Angeles.

“It is an extremely exciting opportunity to join Auxilium during this pivotal time in the company’s growth and transformation,” said Mr. Saik. “I am looking forward to working closely with the management team, the Finance and IT departments and all Auxilium employees to pursue the execution of its planned aggressive corporate growth strategy in an effort to realize value for shareholders.”

In July 2014, Auxilium announced a definitive agreement under which it plans to merge with QLT Inc., a Canadian-based biotechnology company focused on developing innovative orphan ophthalmology products. The transaction is expected to drive shareholder value creation by accelerating Auxilium’s ongoing transformation into a leading diversified North American specialty biopharmaceutical company. As a result of the merger, Auxilium expects to have an expanded corporate platform that includes focused investments in research and development and the continued pursuit of new products and M&A due, in part, to expected tax synergies. The transaction is expected to close in the fourth quarter of this year, subject to shareholder approvals in the U.S. and Canada.

After entering 2013 with only two products, Auxilium strategically broadened its portfolio to 12 products by the end of that year. The Company now has seven promoted products across men’s healthcare and orthopedics, including STENDRA®, XIAFLEX® for Peyronie’s disease (PD), XIAFLEX for Dupuytren’s contracture (DC), TESTOPEL®, edex®, the Testim® franchise and Osbon® ErecAid®. The Company is advancing its R&D programs in cellulite, with a Phase 2a trial ongoing and ahead of schedule with data expected in the fourth quarter of 2014, and Frozen Shoulder Syndrome, with a Phase 2b trial ongoing and on track for anticipated data in the first quarter of 2015.

About Auxilium

Auxilium Pharmaceuticals, Inc. is a fully integrated specialty biopharmaceutical company with a focus on developing and commercializing innovative products for specialist audiences. With a broad range of first- and second-line products across multiple indications, Auxilium is an emerging leader in the men’s healthcare area and has strategically expanded its product portfolio and pipeline in orthopedics, dermatology and other therapeutic areas. Auxilium now has a broad portfolio of 12 approved products. Among other products in the U.S., Auxilium markets edex® (alprostadil for injection), an injectable treatment for erectile dysfunction, Osbon® ErecAid®, the leading device for aiding erectile dysfunction, STENDRA® (avanafil), an oral erectile dysfunction therapy, Testim® (testosterone gel) for the topical treatment of hypogonadism, an Authorized Generic version of Testim (testosterone gel) with its partner Prasco, LLC, TESTOPEL® (testosterone pellets) a long-acting implantable testosterone replacement therapy, XIAFLEX® (collagenase clostridium histolyticum or CCH) for the treatment of Peyronie’s disease and XIAFLEX for the treatment of Dupuytren’s contracture. The Company also has programs in Phase 2 clinical development for the treatment of Frozen Shoulder syndrome and cellulite. To learn more, please visit www.Auxilium.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the proposed merger, QLT filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Auxilium and QLT that also constitutes a preliminary prospectus of QLT (the Form S-4). The Form S-4 has not yet been declared effective by the SEC and is not complete and will be further amended. Auxilium and QLT plan to mail the definitive joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT / PROSPECTUS, BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the Form S-4, as well as other filings containing information about Auxilium and QLT, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also at the website maintained by the Canadian Securities Administrators (CSA) at www.sedar.com. You may also obtain these documents, free of charge, from Auxilium’s website (www.Auxilium.com) under the heading “Investors—SEC Filings” or by directing a request to Auxilium, Attention: Investor Relations, 640 Lee Road, Chesterbrook, PA 19087. You may also obtain these documents, free of charge, from QLT’s website (www.qltinc.com) under the tab “Investors” and then under the headings “Securities Filings” and “Proxy Circulars” or by directing a request to QLT, Attention: Investor Relations, 887 Great Northern Way, Suite 250, Vancouver, BC, Canada, V5T 4T5.

Participants in the Solicitation

The respective directors and executive officers of Auxilium and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Auxilium’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Auxilium on April 10, 2014, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K/A filed with the SEC and applicable Canadian securities regulators by QLT on April 30, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the applicable Canadian securities regulators when they become available.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, which discuss matters that are not facts, and may include words to indicate their uncertain nature such as “believe,” “expect,” anticipate,” “intend,” “plan,” “could,” “estimate,” “project,” “will,” and “target.”  Our forward-looking statements convey management’s expectations, beliefs, plans and objectives regarding future performance of the Company and are based upon preliminary information and management assumptions.  No specific assurances can be given with respect to: our prospects for profitability, success and growth; our ability to maximize the value of our current products and product pipeline; whether we will successfully execute our corporate growth strategy; whether we will successfully advance our R&D pipeline in orthopedics and dermatology including development for the treatment of Frozen Shoulder syndrome and cellulite and the timing of receiving and announcing data from those studies; whether we are well positioned to, or will, drive increased shareholder value; whether we are able to realize the synergies and benefits we expect from the merger with QLT, including cost and tax synergies; whether Auxilium will be a leading, diversified specialty biopharmaceutical company; whether the merger with QLT will be successful in creating a more compelling growth platform from which we can drive long-term value creation or be a catalyst for our growth strategies; and whether we will close our merger transaction with QLT in the fourth quarter of 2014, if at all.  While the Company may elect to update the forward-looking statements made in this news release in the future, the Company specifically disclaims any obligation to do so.  Such forward-looking statements are subject to a wide range of risks and uncertainties that could cause results to differ in material respects, including those relating to product development, revenue, expense and earnings expectations, intellectual property rights, results and timing of clinical trials, success of marketing efforts, the need for additional research and testing, and the timing and content of decisions made by regulatory authorities, including the FDA, and those risks discussed in our reports on file with the Securities and Exchange Commission (the “SEC”).  Our SEC filings may be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov or by means of the Company’s home page on the Internet at http://www.auxilium.com under the heading “Investors - SEC Filings.”  There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial which could also cause actual results to differ from those contained in the forward-looking statements.

Auxilium Contacts:

Keri P. Mattox / SVP, IR &	Nichol L. Ochsner / Senior Director, IR &
Corporate Communications	Corporate Communications
Auxilium Pharmaceuticals, Inc.	Auxilium Pharmaceuticals, Inc.
(484) 321-5900	(484) 321-5900
kmattox@auxilium.com	nochsner@auxilium.com